

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2023

Jacob Cohen
Chief Executive Officer
Mangoceuticals, Inc.
4131 N. Central Expressway, Suite 900
Dallas, TX 75204

> **Re: Mangoceuticals, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 21, 2023**
> **File No. 333-269240**

Dear Jacob Cohen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2023 letter.

Amendment No. 3 to Registration Statement on Form S-1

Master Services Agreement with Epiq Scripts, page 6

1. You state the $15,000 retainer is "to be credited towards future product sales." Please expand the disclosure here and on page 57 to clarify specifically what the retainer is for, e.g. the provision of pharmacy and related services reported as cost of sales on the statement of operations.

Managements Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 46

2. Please provide a breakdown and explanation of the various expenses that comprise your general and administrative costs for each period presented.

3.   Please disclosure the nature of cost of revenues and how the amounts are determined in transactions with related parties.

<u>Audited Financial Statements</u>
<u>Statements of Operations, page F-5</u>

4.   Please revise to reflect amounts related to transactions with related parties as appropriate.

<u>Statements of Cash Flows, page F-7</u>

5.   Please revise to correct the cash flow from financing activities section. The (25,070) on the fourth line appears to be erroneous.

   You may contact Ibolya Ignat at 202-551-3636 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Joe McCann at 202-551-6262 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Industrial Applications and Services

cc: David Loev